                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                ----------------


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                               Giant Group, Ltd.
                               -----------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                  374503 1 10 0
                     --------------------------------------
                                 (CUSIP Number)


                                Andrew F. Puzder
                  Executive Vice President and General Counsel


                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                           Irvine, California 92714
                              Tel. (714) 622-5000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   Copies to:

                            Lawrence Lederman, Esq.
                        Milbank, Tweed, Hadley & McCloy
                           One Chase Manhattan Plaza
                           New York, New York 10005
                             Tel. (212) 530-5000


                               November 29, 1995
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement /x/.


                              Page 1 of 11 Pages

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0

(1)  NAME OF REPORTING PERSON:

     Fidelity National Financial, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     IRS No. 86-0498599


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)    [ ]
     (b)    [ ]


(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS:  WC


(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)  SOLE VOTING POWER:  424,589(1)

     (8)  SHARED VOTING POWER:  0

     (9)  SOLE DISPOSITIVE POWER:  424,589(1)

     (10) SHARED DISPOSITIVE POWER:  0


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  424,589(1)


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.4(2)


(14) TYPE OF REPORTING PERSON:  CO





---------------------

(1) Fidelity disclaims beneficial ownership of 10,000 shares of Common Stock held by William P. Foley, II. Mr. Foley owns 20.7% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(2) Based upon 5,057,735 shares of Common Stock outstanding at November 8, 1995.



                               Page 2 of 11 Pages

CUSIP NO.:  374503 1 10 0

(1)  NAME OF REPORTING PERSON:

     William P. Foley, II

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     IRS No. ###-##-####


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)    [ ]
     (b)    [ ]


(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS:  PF


(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)  SOLE VOTING POWER:  10,000(3)

     (8)  SHARED VOTING POWER: 0

     (9)  SOLE DISPOSITIVE POWER:  10,000(3)

     (10) SHARED DISPOSITIVE POWER: 0


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  10,000(3)


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .2(4)


(14) TYPE OF REPORTING PERSON:  IN





----------------------

(3) Mr. Foley disclaims beneficial ownership of 424,589 shares of Common Stock held by Fidelity. Mr. Foley owns 20.7% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(4) Based upon 5,057,735 shares of Common Stock outstanding at November 8, 1995.



                               Page 3 of 11 Pages

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Giant Group, Ltd., a Delaware corporation (the "Company"), with its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"), and by Mr. William P. Foley, II, a citizen of the United States of America ("Mr. Foley"). Mr. Foley is the Chairman of the Board and Chief Executive Officer of Fidelity and he owns 20.7% of the outstanding shares of Common Stock of Fidelity. Mr. Foley is a "controlling person" of Fidelity. The principal executive offices of Fidelity are located at 17911 Von Karman Avenue, Irvine, California 92714. Fidelity is a national underwriter engaged in the business of issuing title insurance policies and performing other title-related services through its underwriting subsidiaries.

         Information regarding the directors and executive officers of Fidelity (including Mr. Foley) is set forth on Schedule I attached hereto, which
Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors and executive officers of Fidelity are citizens of the United States.

         During the last five years, neither Fidelity nor, to the best knowledge of Fidelity, any person named in Schedule I attached hereto (including Mr. Foley) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 434,589 shares of Common Stock to which this Statement relates,
(a) 319,100 of such shares were purchased by Fidelity with general working capital funds of Fidelity during the period between July 12, 1995 and December 7, 1995, for an aggregate purchase price of $2,246,662.50 (net of brokerage commissions), (b) 105,489 of such shares were purchased between August 9, 1995 and December 8, 1995 by a wholly-owned subsidiary of Fidelity with general working capital funds, for an aggregate purchase price of $737,670.25 (net of brokerage commissions), and (c) 10,000 of such shares were purchased by Mr. Foley with his





                               Page 4 of 11 Pages
personal funds on September 27, 1995 for an aggregate purchase price of $72,500 (net of brokerage commissions).


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the purchase by Fidelity of the shares of Common Stock referred to above is to acquire a significant equity position in the Company. Fidelity does not consider itself a passive investor and should not be regarded as such. Mr. Foley purchased the shares of Common Stock referred to above for investment purposes and will act with respect to such shares in the same manner as Fidelity acts.

         Subject to applicable legal requirements and the factors referred to below, Fidelity presently intends to purchase additional shares of Common Stock from time to time in open market or privately negotiated transactions, but it may determine at any time to dispose of all or a portion of its shares of Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction between Fidelity and the Company, Fidelity intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to Fidelity's ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to Fidelity, developments with respect to Fidelity's business, and general economic, monetary and stock market conditions.

         Except as otherwise described herein, neither Fidelity nor Mr. Foley has any plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of December 8, 1995, Fidelity was the beneficial owner of 424,589 shares of Common Stock, which constitute in the aggregate 8.4% of the outstanding shares of Common Stock (based on 5,057,735 shares of Common Stock outstanding as of November 8, 1995, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995). As of the close of business on such date, Mr. Foley was the beneficial owner of 10,000 shares of Common Stock, which constitute in the aggregate .2% of the outstanding shares of Common Stock. Mr. Foley disclaims beneficial ownership of the 424,589 shares of Common Stock beneficially owned by Fidelity and Fidelity disclaims beneficial ownership of the 10,000 shares of Common Stock beneficially owned by Mr. Foley.

         Except as described in the preceding paragraph, neither Fidelity nor, to the best knowledge of Fidelity, any of





                               Page 5 of 11 Pages
the persons referred to in Schedule I attached hereto beneficially owns any shares of Common Stock.

         (b) Fidelity has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it.

              Mr. Foley has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by him.

         (c) Transactions in the Common Stock by Fidelity and Mr. Foley effected during the past 60 days are described in Schedule II hereto, which
Schedule is hereby incorporated by reference. All such transactions were effected by Fidelity and Mr. Foley in the open market on the New York Stock Exchange.

         (d) Fidelity has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

              Mr. Foley has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, neither Mr. Foley, Fidelity nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.





                               Page 6 of 11 Pages

                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 1995
                                         FIDELITY NATIONAL FINANCIAL, INC.



                                         By:    /s/ WILLIAM P. FOLEY, II
                                            --------------------------------
                                            Name:  William P. Foley, II
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer





                               Page 7 of 11 Pages

                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 1995



                                              /s/  WILLIAM P. FOLEY, II
                                              --------------------------
                                                 William P. Foley, II





                               Page 8 of 11 Pages

                                                                      SCHEDULE I



            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON


         The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of Fidelity National Financial, Inc. (the "Reporting Person"). Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of United States.


DIRECTORS OF FIDELITY:
----------------------

William P. Foley, II, Chairman of the Board, and Chief Executive Officer.

Frank P. Willey, President.

William A. Imparato, General Partner, Parkwest Development Company, 1515 East Missouri Building A, Phoenix, AZ 85014.

Donald M. Koll, Chairman and Chief Executive Officer, The Koll Company, 4343 Von Karman Avenue, Newport Beach, CA 92660.

Daniel D. (Ron) Lane, Chairman and Chief Executive Officer, Lane/Kuhn Pacific, Inc., 14 Corporate Plaza, Newport Beach, CA 92660.

Stephen C. Mahood, Stephen C. Mahood Investments, 500 Crescent Court, Suite 270, Dallas, TX 75201.

J. Thomas Talbot, Owner, The Talbot Company, 500 Newport Center Drive, Suite 900, Newport Beach, CA 92660.

Cary H. Thompson, Managing Director, Nat West Markets, 350 South Grand Avenue, Suite 3900, Los Angeles, CA 90071.


EXECUTIVE OFFICERS OF FIDELITY:
-------------------------------

William P. Foley, II, Chairman of the Board and Chief Executive Officer.

Frank P. Willey, President.

Carl A. Strunk, Executive Vice President, Chief Financial Officer and
Treasurer.





                               Page 9 of 11 Pages

Andrew F. Puzder, Executive Vice President and General Counsel.

Patrick F. Stone, Executive Vice President.

M'Liss Jones Kane, Senior Vice President, Corporate Counsel and Corporate Secretary.

Raymond R. Quirk, Vice President.

Gary R. Nelson, Vice President.





                              Page 10 of 11 Pages

                                                                     SCHEDULE II


                     Schedule of Transactions in the Shares
                     --------------------------------------

                               No. of Shares          Price Per
            Date                 Purchased            Share(1)
            ----               -------------          ---------
FIDELITY:
--------

          07/12/95                 17,000               $7.500
          07/13/95                  5,000                7.500
          07/19/95                  6,500                7.500
          07/20/95                  3,000                7.500
          07/20/95                  2,000                7.375
          07/20/95                  1,000                7.375
          08/09/95                 59,000(2)             6.625
          09/11/95                 40,000                7.125
          09/18/95                  5,000                7.125
          09/22/95                  5,000                7.375
          09/26/95                  1,600                7.250
          09/27/95                  8,000                7.250
          09/28/95                  3,600                7.250
          10/03/95                  5,000                7.375
          10/04/95                  5,000                7.500
          10/09/95                 73,000                7.500
          11/28/95                 10,000                6.375
          11/29/95                 41,000                6.375
          11/30/95                  6,000                6.375
          11/30/95                    500                6.375
          12/01/95                  6,000                6.625
          12/01/95                 50,000                6.500
          12/05/95                  1,000                6.875
          12/05/95                 13,000                7.250
          12/05/95                 20,489(2)             7.250
          12/06/95                  4,100                7.250
          12/07/95                    800                7.250
          12/07/95                  1,000                7.375
          12/07/95                  2,000                7.500
          12/07/95                  3,000                7.625
          12/08/95                 26,000(2)             7.625


MR. FOLEY:
---------

          09/27/95                 10,000                7.250

-------------------

(1)  Net of brokerage commissions.

(2)  Purchase by Fidelity's wholly-owned subsidiary.





                              Page 11 of 11 Pages